SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 May 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 06 May 2026
99.2	Transaction in Own Shares dated 07 May 2026
99.3	Transaction in Own Shares dated 08 May 2026
99.4	Transaction in Own Shares dated 11 May 2026
99.5	Transaction in Own Shares dated 12 May 2026
99.6	Transaction in Own Shares dated 13 May 2026
99.7	Transaction in Own Shares dated 14 May 2026
99.8	Transaction in Own Shares dated 15 May 2026

Exhibit No: 99.1

06 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 05 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	05 May 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 139.3000

Highest price paid per share:	$ 142.5500

Average price paid per share:	$ 140.9865

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,959,095 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1295D_1-2026-5-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

07 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 06 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	06 May 2026

Aggregate number of ordinary shares purchased:	2,669

Lowest price paid per share:	$ 144.2500

Highest price paid per share:	$ 145.0000

Average price paid per share:	$ 144.7332

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,956,426 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3182D_1-2026-5-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3
08 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 07 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	07 May 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 148.2000

Highest price paid per share:	$ 150.6000

Average price paid per share:	$ 149.1204

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,955,426 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5028D_1-2026-5-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

11 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 08 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	08 May 2026

Aggregate number of ordinary shares purchased:	28,281

Lowest price paid per share:	$ 148.5500

Highest price paid per share:	$ 151.0000

Average price paid per share:	$ 149.8330

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,927,145 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6802D_1-2026-5-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

12 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 11 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	11 May 2026

Aggregate number of ordinary shares purchased:	32,713

Lowest price paid per share:	$ 148.1500

Highest price paid per share:	$ 149.9000

Average price paid per share:	$ 148.9026

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,894,432 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8721D_1-2026-5-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

13 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 12 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	12 May 2026

Aggregate number of ordinary shares purchased:	37,286

Lowest price paid per share:	$ 147.9000

Highest price paid per share:	$ 150.0000

Average price paid per share:	$ 149.5426

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,857,146 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0557E_1-2026-5-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

14 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 13 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	13 May 2026

Aggregate number of ordinary shares purchased:	49,877

Lowest price paid per share:	$ 149.3500

Highest price paid per share:	$ 150.9000

Average price paid per share:	$ 150.1826

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,807,269 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2385E_1-2026-5-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

15 May 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 14 May 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	14 May 2026

Aggregate number of ordinary shares purchased:	13,016

Lowest price paid per share:	$ 149.1000

Highest price paid per share:	$ 151.0000

Average price paid per share:	$ 150.3882

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,794,253 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4295E_1-2026-5-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	15 May 2026